Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

Web site: www.langmichener.com

Direct Line: (604) 691-7493
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E-Mail: hono@lmls.com

File Number:     59817-0003

May 29, 2009

Delivered and via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mary Beth Breslin, Senior Attorney

Dear Sirs/Mesdames:

Re:	Neovasc Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 20-F
Filed November 28, 2008
File No. 000-53363

We write on behalf of the Company in response to Staff’s letter of December 19, 2008 (the “Second Review Letter”) signed by Mary Beth Breslin, Senior Attorney, Division of Corporation Finance, United States Securities and Exchange Commission (the “SEC”), relating to the Company’s amended registration statement on Form 20-F, filed November 28, 2008.

On behalf of the Company, we have caused to be filed with the SEC via the EDGAR system, Amendment No. 2 to the Company’s registration statement on Form 20-F (the “Amended Registration Statement”). We enclose with this letter two copies of the Amended Registration Statement, and two copies that have been redlined to show the changes from the previous filing.

In addition to the Amended Registration Statement, we also provide below the Company’s item-by-item responses to the comments made in the Second Review Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used the Second Review Letter, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended

Registration Statement. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Registration Statement

1.	Please confirm your understanding of prior comment 1.

The Company acknowledges that it is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), given the effectiveness of the registration statement filed on Form 20-F. The Company has confirmed that it has made, and will continue to make, the required filings with the SEC in accordance with the reporting requirements of the Exchange Act.

2.

We note that you did not respond to our prior comment 2 and we reissue the comment. Consideration should be given on an ongoing basis to the updating requirements of Item 8.A. of Form 20-F. Note that since you filed a Form 6-K with September 30, 2008 interim financial information, your Form 20-F should be updated accordingly. Also, provide a currently dated consent from the independent public accountant in any amendments.

The Company acknowledges that it is subject to the updating requirements of Item 8.A of Form 20-F. The Amended Registration Statement includes updated financial and other information concerning the Company. In addition, the following updated consents have been filed as exhibits to the Amended Registration Statement:

(a)

The consent of Grant Thornton LLP, the Company’s independent public accountants, to the inclusion of their auditors’ report dated March 15, 2009, except for Note 22(b) which is as of April 23, 2009, on the Company’s financial statements for the years ended December 31, 2008, 2007 and 2006;

(b)

The consent of Fahn Kanne & Co. to the inclusion of their auditors’ report dated April 30, 2008 with respect to the financial statements of B-Balloon Ltd. for the three years ended December 31, 2007; and

(c)

The consent of Fahn Kanne & Co. to the inclusion of their auditors’ report dated April 30, 2008 with respect to the financial statements of Neovasc Medical Ltd. for the three years ended December 31, 2007.

Summary of Financial Information, page 8

3.	We note the total gross profit of $437,924 on page 16 does not agree with the interim financial statements of Neovasc of $437,942 gross profit. Please reconcile.

The Amended Registration Statement now includes audited consolidated financial statements of the Company for the year ended December 31, 2008, and the related financial disclosure has been updated. Accordingly, financial information pertaining to the Company’s operations for the six months ended June 30, 2008 and 2007 has been deleted.

Risk Factors, page 11

MEV is dependent on the supply of certain components…, page 20

4.

We note your response to prior comment 6. Please also revise to quantify the portion of your revenues that are attributable to products for which the critical components are provided by sole-source component manufacturers, so readers are better able to evaluate this risk.

The appropriate risk factor on page 19 of the Amended Registration Statement has been revised to indicate that 15 percent of the Company’s revenues are attributable to products for which the critical components are provided by sole-source component manufacturers.

Item 6. Directors. Senior Management and Employees, page 90

A.	Directors and Management, page 90

5.

We note your response to prior comment 16 and footnote (4) to the share ownership table on page 90. Please cite the legal authority on which you base your limiting the number of shares Dr. Hsiao is deemed to beneficially own pursuant to Rule 13d-3 of the Exchange Act.

The table on pages 89 and 90 relating to the Company’s directors and senior management has been updated to disclose all shares of the Company that are beneficially owned by each of the directors and senior officers, including Dr. Hsiao. The Company has added new footnotes to clarify how the beneficial share ownership of each named individual has been calculated in accordance with Rule 13d-3 of the Exchange Act; new footnote 12 relates to Dr. Hsiao’s holdings, which include the 202,390 shares that Dr. Hsiao is deemed to beneficially own as a result of her limited partnership interest in Peregrine II Group funds. The Major Shareholders table on page 113, and the accompanying footnotes, have been updated in like manner.

B. Compensation, page 110

Options and Stock Appreciation Rights Granted…, page 101

Stock Share Ownership, page 112

6.

We note your response to comment 22; however, the Options and SARs Granted table on page 101 and the Options table on page 112 still reflect discrepancies in the option grants for Messrs. Marko and Clark in 2007. For instance, the Options and SARs Granted table on page 101 indicates that Mr. Marko was granted options to purchase 5,000 shares on January 31, 2007 at an exercise price of $3.80 and options to purchase 12,500 shares on October 1, 2007 at an exercise price of $2.80, whereas the table on page 112 indicates that Mr. Marko was granted options to purchase 2,500 shares on January 31, 2007 and 6,250 shares on October 1, 2007, both at an exercise price of $.20. Please reconcile your disclosure and revise the table(s) accordingly.

The Options and SARs Granted table on page 99 has been updated to December 31, 2008, with the result that the information disclosed there now corresponds to the information disclosed with respect to Messrs. Marko and Clark in the options table on pages 111 and 112.

Item 7. Major Shareholders and Related Party Transactions, page 114

Major Shareholders, page 114

7.

We note your response to prior comment 23. Tell us where you have made the revision to the Major Shareholders table to identify the individuals who have or share voting or investment power over the shares held by the Peregrine Group.

Footnote 5 to the Major Shareholders table on page 113 has been revised to identify Boaz Lifschitz as the person who has voting and investment power over the shares of the Company held by the Peregrine Group.

Neovasc Inc. (Formerly Medical Ventures Corp.)

Unaudited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2008 and 2007

14. Subsequent Events, page 14

8.

Please revise to include interim financial statements of B-Balloon and Neovasc in accordance with Rule 3-05(c) of Regulation S-X, or tell us why such financial statements are not required. Refer to the guidance in Item 8.A of Form 20-F.

The Amended Registration Statement now includes interim financial statements of B-Balloon and Neovasc Medical for the six month periods ended June 30, 2008 and 2007, prepared in accordance with U.S. GAAP.

9.

We note that you include a pro forma balance sheet as of December 31, 2007. The pro forma balance sheet should give the effect to the combination as of the date of the most recent balance sheet only. Accordingly, please revise the filing to remove the pro forma balance sheet as of December 31, 2007 and include the pro forma balance sheet as of the most recent interim period as required by Item 8 of Form 20-F. Revise the disclosure in Note 1 to the pro forma financial statement as appropriate.

The pro forma consolidated statement of operations have been updated to the year ended December 31, 2008. The pro forma balance sheet has been excluded from these pro forma statements as the audited consolidated balance sheet of the Company as at December 31, 2008 includes the balance sheets of Neovasc Medical and B-Balloon as at that date.

10.

Please refer to prior comment 47. We note you included an “abbreviated” form of the reconciliation to U.S. GAAP for B-Balloon Ltd. and Neovasc Medical Ltd. in Note 6. Please revise to include a quantified reconciliation to U.S. GAAP in a manner consistent with Item 17.

The Company has included a quantified reconciliation to U.S. GAAP in the notes to its audited consolidated financial statements for the year ended December 31, 2008, and in the notes to the pro forma consolidated statement of operations for the year ended December 31, 2008 contained in the Amended Registration Statement.

Pro Forma Consolidated Statement of Operations, page 4

11.	Please refer to prior comment 46. Revise to disclose the number of shares used to compute the per share data on the face of the pro forma statement of operations.

The face of the pro form statement of operations has been amended to indicate the number of shares used to compute share data.

12.

Please refer to prior comment 51. We note that you provided the pro forma statements of operations for the year ended December 31, 2007. Pro forma presentation should include the latest fiscal year interim period. Please revise to provide pro forma condensed statements of operations for the most recent interim date.

The Amended Registration Statement has been updated to include audited consolidated financial statements of the Company for the year ended December 31, 2008. Accordingly, the pro forma financial statements include only a pro forma consolidated statement of operations for the year ended December 31, 2008 as if the acquisition of Neovasc Medical and B-Balloon by the Company had occurred on January 1, 2008.

Note 3. Business Combinations, page 5

13.

Please refer to prior comment 49. We note from your response that no single owner or organized group of owners held a controlling interest in both B- Balloon and Neovasc Medical prior to the consummation of the merger. Yet, we note the disclosure on page 30 which states, “Neovasc and B-Balloon have some shareholders and directors in common, and the acquisition was not considered arm's length between Neovasc and B-Balloon.” Please clarify what is meant by the phrase “not considered arm's length”. Further support why you believe Neovasc and B-Balloon are not entities under common control. Finally, tell us the percentage ownership of B-Balloon and Neovasc Medical prior to the consummation of the merger.

Upon reflection, the Company agrees that it is not appropriate to characterize the acquisition of B-Balloon and Neovasc Medical by the Company as a transaction that was not considered arm’s length between Neovasc Medical and B-Balloon. No single shareholder, or group of shareholders under common control, held a majority of the shares of both Neovasc Medical and B-Balloon. The Peregrine Group held 48.5% of B-Balloon and 35.4% of Neovasc Medical, and Frost Gamma Investments Trust held 28.2% and 17.6% of the B-Balloon and Neovasc Medical respectively. The Peregrine Group and Frost Gamma Investments Trust are independent of each other.

Note 4. Pro Forma Transactions and Assumptions, page 7

14.

We note the fair value of the shares issued to acquire B-Balloon and Neovasc Medical was $2.30. We also note that the value of the shares issued to acquire B-Balloon and Neovasc Medical was “adjusted to recognize the effects of price fluctuations and quantities traded during extraordinary trading activity immediately after the announcement”. Please explain how your accounting compliances with paragraph 22 of SFAS 141. Reconcile the fair value used of $2.30 with the historical market price of Neovasc on the TSX Venture Exchange.

Respectfully, we note that the actual fair value of the shares issued to acquire B-Balloon and Neovasc Medical was $2.20 (not $2.30 as per your Staff comment), as disclosed in: (a) note 4 to the unaudited pro forma consolidated financial statements of the Company for the year ended December 31, 2007, which were included in Amendment No. 1 to the Company’s registration statement on Form 20-F; and (b) note 4 to the audited consolidated financial statements of the Company for the 3 years ended December 31, 2008.

Paragraph 22 of SFAS 141 states “the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.”

When considering the fair value of the securities issued to effect the business combination, the Company considered the price and volume before and after the date of the announcement. In the 5 days prior to the announcement the average volume was 4,600 shares traded per day at an average price of $1.88. In the 5 days after the announcement that average volume was 158,000 shares traded per day at an average price of $3.32. There was a 3335% increase in volume and a 77% increase in share price between the two periods immediately before and after the announcement. Within 90 days of the announcement and prior to the actual consummation of the transaction, the trading volume and share price had returned to pre announcement levels.

The Company considered the “possible effects of the price fluctuations [and] quantities traded” and considered the period immediately after the announcement a short lived anomaly in the market valuation of the Company and weighted the fair market valuation toward the indicators prior to the date of the announcement. The Company considered the closing share price on the two days of trading before the announcement, which were both $2.20 and also looked at a weighted average price for the 5 days before and after the announcement, discounting the prices for the 5 days after the announcement by 1/3 to account for the temporary overvaluation of the Company that the Company believed existed. This adjusted weighted average also calculated the share price to be $2.20.

The Company believes that it correctly estimated the fair value of the transaction to be lower than the simple weighted average of the share price for the 5 days prior and 5 days after the announcement of the transaction of $3.28. The Company respectfully submits that the events of the 6 months subsequent to the consummation of the transaction required a full write down of all acquired intangible assets.

15.

Please reconcile the total amortization charge of $4,564,937 disclosed in Note 4a(iii) and 4b(ii) to the pro forma adjustment of $4,259,139 included in your pro forma balance sheet and statement of operations.

The Amended Registration Statement no longer includes a pro forma balance sheet and Notes 4a(iii) has been deleted. Note 4b(ii) has become Note 4 (ii) and has been updated to reflect the pro forma adjustments included in the pro forma statement of operations.

16.	Please reconcile the net proceeds of $8,225,004 disclosed in Note 4a(iv) to the pro forma adjustment of $8,231,088 included in your pro forma balance sheet.

The Amended Registration Statement no longer includes a pro forma balance sheet at December 31, 2008. The net proceeds disclosed in the audited consolidated financial statements is correct.

Note 5.Translation of Financial Statement of B-Balloon and Neovasc from Canadian Dollars to United States Dollars

(b)	Translation of pro forma statements of operations

17.	The first column which includes historical B-Balloon Ltd. in US$ does not reconcile to the audited financial statements presented in the document. Please reconcile.

The Company has updated the historical information for B-Balloon in the translation in the pro forma statements to agree to B-Balloon’s unaudited financial statements for the 6 months ended June 30, 2008.

In further response to the SEC’s Review Letter, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-7493.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*	Admitted to Practice in British Columbia, Ontario and California

KZL/lmr
Encls.

cc:	Neovasc Inc.; Attention Chris Clark, CFO
Securities and Exchange Commission; Attention: Andri Boerman